Exhibit 21

Deer Consumer Products, Inc. and Subsidiaries as of December 31, 2010

Name	Jurisdiction of Incorporation	Percentage Owned by Company
Deer International Group Ltd.	British Virgin Islands	100%
Winder Electric Group Ltd.	People’s Republic of China	*	(1)
Delta International Limited	People’s Republic of China	*	(2)
Deer Technology (AnHui) Co., Ltd.	People’s Republic of China	*	(1)
Anlin Technology (AnHui) Co., Ltd.	People’s Republic of China	*	(1)

(1) Wholly owned subsidiary of Deer International Group Ltd.
(2) Wholly owned subsidiary of Winder Electric Group Ltd.